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Exhibit 99.7

News Release
27 November 2002

Discrete Companies choose SAP for Industry Expertise & Software Flexibility

Leading Optical Component Manufacturer installs SAP to enhance collaboration between customers, partners and employees

        Integrated optical component leader, Bookham Technology plc, has introduced SAP software to improve links between its customers, partners and workforce. The project was undertaken by specialist Value Added Reseller, Ascent Technology, and went live in August 2002, after a 7-month project, replacing seven legacy business systems to provide a single global enterprise solution.

        Over 800 employees worldwide are currently using the new system and it is expected to deliver a full return on investment within three years.

        "After evaluating our legacy systems, we identified that they were not sustainable for the future. We did not have an end-to-end process that supported the business, which resulted in poor communication between departments. We needed to redesign all of the business processes and were looking for an enterprise software provider that could support this," said John Barton, Vice President of Information Systems at Bookham Technology. "We determined that SAP was the most appropriate match for our business as its systems are extremely robust but also because the whole SAP team focused on listening to us and understanding our business and our needs. Ascent Technology was instrumental in the successful planning and roll-out of the SAP solution. They have been through a number of similar projects for other clients and the company really understands our business and the needs of companies in our sector.

        Alan Miller, Director of SAP business at Ascent, comments, "We were able to deliver a rapid and effective implementation at Bookham by using our own SAP Qualified MySAP All-in-One solution. This templated solution delivers pre-packaged functionality, relevant to the targeted business sector, together with pre-packaged documentation and training materials, all designed to help customers benefit from exceptional levels of functionality "out of the box", and enjoy a very fast ROI."

        Bookham Technology's integration of the SAP solution, with its own global Manufacturing Executive System (MES), created one system providing real-time information eradicating corporate issues surrounding inconsistent and substandard data quality. As a result it will enable Bookham Technology to save over one million pounds in overhead costs and will streamline the business. Barton believes that "there are even more efficiencies to be gained as the company matures with SAP and as the software is fully flexible, it will provide a platform for growth to quickly integrate new solutions as and when required."

        "There is a risk that different areas of the business become isolated or disintegrated as an organisation grows. Recognising these problems early means that they can implement systems that ensure greater collaboration," said Tim Osman, Head of Mid-Market Solutions, SAP UK. Bookham Technology plans to integrate the solution to include its recent acquisition of Nortel Networks' optical transmitter and receiver and optical amplifier businesses; and will extend its solution to include a business warehouse and corporate extranet to provide a better interface with suppliers and customers.

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About Bookham

        Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs and manufactures a broad range of high performance active, passive and amplifying optical components, modules and subsystems to provide end-to-end solutions for the optical networking industry using three cost disruptive technologies: patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide. More information on Bookham Technology is available at www.bookham.com. Bookham and ASOC are registered trademarks of Bookham Technology plc.

About Ascent Technology

        Ascent Technology has provided Information Technology to businesses since 1982. In the UK, Ascent combines the powerful functionality of market leading software from SAP with high levels of industry knowledge, and extensive implementation and support skills, to deliver total solutions for its customers.

        Ascent Technology became one of the first SAP Value Added Resellers in 1996, when SAP launched its reseller channel. Since then it has delivered over 40 SAP installations and focuses upon companies in the sophisticated engineering sectors. Ascent Technology has consistently worked closely with SAP to make solutions accessible for the small and medium business.

        Its SAP Solutions for Sophisticated Engineering deliver standard, pre-packaged functionality, relevant to the targeted business sector, together with pre-packaged documentation and training materials, all of which are designed to help customers benefit from exceptional levels of functionality whilst enjoying a very fast time to ROI.

        Ascent SAP Solutions for Sophisticated Engineering include: Complex Engineering, Hi-Tech and Aerospace and Defence, For further information visit:—

For further press information on Ascent please contact:

        Malcolm Jones, Marketing Director, 0116 281 6749

About SAP

        SAP is the world's leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 18,800 companies in over 120 countries run more than 56,000 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at http://www.sap.com)

For Press Information Please Contact:

Nadia Boodram
Burson-Marsteller (UK)
Tel: +44 (0) 20 7 300 6174
nadia_boodram@uk.bm.com

Hilde Haugen
Burson-Marsteller (UK)
Tel: +44 (0)20 7831 6262
hilde_haugen@uk.bm.com

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Discrete Companies choose SAP for Industry Expertise & Software Flexibility